Via EDGAR

July 16, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:                             First Western Financial, Inc.

Registration Statement on Form S-1, as amended

File No. 333-225719

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters of the above issue, hereby join in the request of First Western Financial, Inc. that the effectiveness of the Registration Statement on Form S-1, as amended (Registration No. 333-225719) (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on July 18, 2018, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, and in connection with the foregoing, we wish to advise you that the underwriters have distributed approximately 711 copies of the preliminary prospectus dated July 9, 2018, through the date hereof, to prospective underwriters, institutional investors, dealers, and others.

The undersigned, as representatives of the several underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above issue.

[Remainder of Page Intentionally Left Blank]

Respectfully,

KEEFE, BRUYETTE & WOODS, INC.
STEPHENS INC.
(As Representatives of the Several Underwriters)

By: KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Lisa J. Schultz
Name:	Lisa J. Schultz
Title:	Managing Director

By: STEPHENS INC.

By:	/s/ Steven L. Dearing
Name:	Steven L. Dearing
Title:	Managing Director, Equity Capital Markets

Signature Page to Acceleration Request